[AIG DRAFT OF AUGUST 12, 2008]

[AIG Letterhead]

August [•], 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, D. C. 20549

Re:      American International Group, Inc.
            Form 10-K for the Year Ended December 31, 2007
            Form 10-Q for the Quarter Ended March 31, 2008
            File No. 1-8787

Dear Mr. Rosenberg:

We are pleased to provide supplemental information in response to discussions with Mr. Wyman relating to certain of the Staff’s comments concerning American International Group, Inc.’s (AIG) captioned filings included in the comment letter, dated June 25, 2008.

This letter contains confidential business and financial information and is being submitted to the Staff on a confidential basis to identify the specific information for which confidential treatment is being requested (the “Confidential Information”). By accompanying letter, AIG requests confidential treatment of the Confidential Information, which is identified below by being enclosed in brackets, labeled “Redacted” and identified by numbers 01 and 02.

We have repeated below the question where we are providing information which supplements the responses provided in our letter of August [•], 2008 to facilitate your review.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Financial Services, page 38

2.	Please refer to prior comment three. You state that your credit-based analyses estimate potential realized credit pre-tax losses of approximately $1.2 billion to approximately $2.4 billion, as compared to the $20.6 billion of unrealized market losses recognized in the fourth quarter of 2007 and first quarter of 2008. Please expand your disclosure to explain the specific factors causing the divergence between your estimates of fair value and amounts to be ultimately realized upon settlement maturity.

The calculations used in connection with the BET model include the following methodology, through which prices are used to determine credit spread, which is used to determine implied probabilities of default. These probabilities of default are used to determine expected losses on the credit default swap:

[REDACTED 01]

BREAKDOWN OF THE SUPER SENIOR MULTI-SECTOR CDO CREDIT DEFAULT SWAP PORTFOLIO

[REDACTED 02]

We hope that the foregoing provides the supplemental information that you requested. Please do not hesitate to contact me if you have further questions. Thank you.

Very truly yours,

Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel

cc: Frank Wyman, Staff Accountant
     Carl Tartar, Accounting Branch Chief
     (Securities and Exchange Commission)

     David L. Herzog